18 JUNE 2021 FRENCH OFFICIAL LEGAL ANNOUNCEMENT PUBLICATION «BALO» BULLETIN N°73

This document has been translated in English for information only. In the event of any differences between the French text and the English text, the French language version shall supersede.

SHAREHOLDERS' AND UNITHOLDERS' MEETINGS

GENFIT

French public limited company (Société Anonyme) with a Board of Directors with share capital of 11,443,812.50 euros

Registered Office: 885 avenue Eugène Avinée, 59120 Loos 424 341 907 R.C.S. Lille Métropole

Notice of meeting serving as convocation

Following the notice of meeting serving as convocation published in the French Official Legal Announcement Publication “BALO” Bulletin No. 56 of May 10, 2021, Ladies and Gentlemen, the fellow shareholders of the company GENFIT S.A. (the “Company”) are informed that the combined shareholders’ meeting convened at the Company’s headquarters located Parc Eurasanté, 885 avenue Eugène Avinée in Loos (59120), on June 15, 2021 at 2:30pm, could not be deliberate due to the required quorum not being reached.

Consequently, and in accordance with applicable laws and regulations, the shareholders of the Company are notified of the holding of an combined shareholders’ meeting convened on second convocation (the "Shareholders’ Meeting"), on Wednesday June 30, 2021 at 2:30 pm, at the Company’s headquarters located Parc Eurasanté, 885 avenue Eugène Avinée in Loos (59120), in order to deliberate on the same agenda. The text of the draft resolutions to be proposed to the shareholders’ meeting remains unchanged.

Warning

In view of the governmental measures for the lockdown and prohibition of gatherings currently in force to fight against the spread of the epidemic of Coronavirus (Covid-19), upon decision of the Board of Directors of the Company, the Shareholders’ Meeting will exceptionally be held behind closed doors, that is to say without the presence of shareholders and other persons who are usually entitled to attend, in accordance with the provisions of Article 4 of Ordinance No. 2020-321 of March 25, 2020 adapting the rules governing meetings and deliberations of general meetings and governing bodies of private law legal persons and entities without legal personality in the context of the Covid-19 epidemic, the application period of which was extended and its’ content amended by Ordinance n° 2020-1497 of December 2 2020.

The Decree No. 2021-255 of 9 March 2021 extended the period of application of the Ordinance of 25 March 2020, as amended, and the Decree No. 2020-418 of 10 April 2020, as amended, adapting the rules governing meetings and deliberations of general meetings and governing bodies of private law legal persons and entities without legal personality in the context of the Covid-19 epidemic, until 31 July 2021.

The description of the procedures which will allow shareholders to participate in the Shareholders’ Meeting notwithstanding these exceptional measures required in order to comply with regulatory constraints and preserve the health of each person is set out in the second part of this conveying’s notice.

The Company invites its shareholders to regularly consult its website www.genfit.com for the final details of the Shareholders’ Meeting.

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AGENDA

Ordinary Shareholders’ Meeting

-	Presentation of the Board of Directors’ management report on the Company's activity and on the financial statements for the year ended on December 31, 2020, the Statutory Auditors' general report on the accounts for the year ended on December 31, 2020;

-	Presentation of the Group’s management report by the Board of Directors and reading of the Statutory Auditors' general report on the consolidated financial statements for the year ended on December 31, 2020;

-	Presentation of the Board of Directors’ corporate governance report;

-	Approval of the annual financial statements for the year ended on December 31, 2020 (Resolution n°1);

-	Approval of the consolidated annual financial statements for the year ended on December 31, 2020 (Resolution n°2);

-	Allocation of the results for the year ended on December 31, 2020 (Resolution n°3);

-	Statutory Auditors' special report on the regulated agreements (Resolution n°4);

-	Reading of the Board of Directors’ special report on the options to subscribe or purchase Company’s shares in accordance with article L.225-184 of the French Code de commerce;

-	Reading of the Board of Directors’ special report on the granting of free shares in accordance with article L.225-197-4 of the French Code de commerce;

-	Reading of the table summarizing the delegations of authority and powers granted by the shareholders’ meeting to the Board of Directors in respect of capital increases, in accordance with articles L.225-129- 1, L.225-129-2, L.225-129-5, L.225-129-6 et L.22-10-49 et seq. of the French Code de commerce;

-	Reading of the Board of Directors’ supplementary report on the use of delegations of powers granted by the shareholders’ meeting, in accordance with article R.225-116 of the French Code de commerce;

-	Ratification of the appointment by co-option of Mr. Jean-Francois Tiné as a member of the Board of Directors (Resolution n°5);

-	Approval of the information relating to the components of overall compensation paid during the 2020 financial year, or allocated for the same financial year, to all of the Company's corporate officers (Resolution n°6);

-	Approval of the components of overall compensation paid during the 2020 financial year, or allocated for the same financial year, to Mr. Jean-François MOUNEY, Chairman of the Board of Directors of the Company (Resolution n°7);

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-	Approval of the components of overall compensation paid during the 2020 financial year, or allocated for the same financial year, to Mr. Pascal PRIGENT, Chief Executive Officer of the Company (Resolution n°8);

-	Approval of the compensation policy for financial year 2021 applicable to all of the Company's corporate officers (Resolution n°9);

-	Approval of the compensation policy for financial year 2021 applicable to Mr. Jean-François MOUNEY, Chairman of the Board of Directors of the Company (Resolution n°10);

-	Approval of the compensation policy for financial year 2021 applicable to Mr. Pascal PRIGENT, Chief Executive Officer of the Company (Resolution n°11);

-	Approval of the compensation policy for financial year 2021 applicable to the Directors of the Company (Resolution n°12);

-	Authorisation for the Company’s purchase of its’ own shares (Resolution n°13);

-	Powers to carry out formalities (Resolution n°14).

-	Decision not to proceed to an early dissolution of the Company and approval of continued operation despite the loss of half of the share capital (Resolution n°15);

-	Delegation of authority granted to the Board of Directors concerning the issuance of ordinary shares of the Company and/or of securities giving access to the share capital of the Company, with shareholders’ preferential subscription rights (Resolution n°16);

-	Delegation of authority granted to the Board of Directors concerning the issuance of ordinary shares of the Company and/or of securities giving access to the share capital of the Company, without shareholders’ preferential subscription rights (Resolution n°17);

-	Delegation of authority granted to the Board of Directors concerning the issuance, without shareholders’ preferential subscription rights, of ordinary shares of the Company and/or securities giving access to the share capital of the Company, within the framework of an offering as referred to in paragraph 1° of Article L.411-2 of the French Code monétaire et financier (Resolution n°18);

-	Determination of the issuance price, up to the limit of 10% of the share capital per year, of the ordinary shares and/or of the securities giving access to the share capital of the Company, in the event of a withdrawal of shareholders’ preferential subscription rights (Resolution n°19);

-	Delegation of authority granted to the Board of Directors to issue ordinary shares and/or securities giving access to the share capital of the Company without preferential subscription rights and for the benefit of a category of persons (Resolution n°20);

-	Authorisation granted to the Board of Directors to increase by 15% the number of securities to be issued in the event of a share capital increase with or without shareholders’ preferential subscription rights (Resolution n°21);

-	Delegation of authority granted to the Board of Directors for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company, as compensation for contributions in kind comprised of equity securities or securities giving access to the share capital (Resolution n°22);

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-	Delegation of authority granted to the Board of Directors for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company, in the event of a public exchange offer initiated by the Company (Resolution n°23);

-	Overall cap applicable to the authorisations provided for in resolutions n°16 to 18 and n°20 to 23 (Resolution n°24);

-	Delegation of authority granted to the Board of Directors for the purpose of issuing autonomous share subscription warrants reserved for the consultants of the Company (Resolution n°25);

-	Authorisation granted to the Board of Directors to allocate options to subscribe and/or purchase shares (Resolution n°26);

-	Authorisation granted to the Board of Directors to allocate existing or new free shares (Resolution n°27);

-	Delegation of authority granted to the Board of Directors for the purpose of issuing ordinary shares and/or securities giving access to the share capital of the Company for the benefit of the members of a company savings plan (Resolution n°28);

-	Delegation of power granted to the Board of Directors for the purpose of cancelling all or part of the treasury shares of the Company, pursuant to the authorisation to repurchase shares (Resolution n°29); and

Ordinary Shareholders’ Meeting

-	Powers to carry out formalities (Resolution n°30).

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I.	Preliminary formalities to complete in order to participate to the Shareholders’ Meeting

Under these conditions and in accordance with the Covid-19 Ordinance, in order to exercise your rights, you must:

•       favour the use of the Internet for the completion of participation formalities,

•       express your choices before the meeting with respect to the resolutions that are proposed to you, namely by:

o	voting by post,

o	appointing a proxy who will vote before the Shareholders’ Meeting (the latter then having the option of communicating his voting instructions to the following address: paris.bp2s.france.cts.mandats@bnpparibas.com),

o	granting a power of attorney to the President of the Shareholders’ Meeting,

only options now available due to the circumstances and imperatives above-mentioned.

You may also ask questions in writing under the conditions set out in IV. below.

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Finally, shareholders are invited to regularly consult the section dedicated to the Shareholders’ Meeting on the Company's website: www.genfit.com.

II.	Participation’s terms to the Shareholders’ Meeting

The Shareholders’ Meeting is composed of all shareholders regardless of the number of shares they hold.

Each shareholder may be represented at the Shareholders’ Meeting by another shareholder, by their spouse or by the partner with whom they have concluded a civil solidarity pact. They may also be represented by any other natural or legal person of their choice (Article L.22-10-39 of the French Code de commerce).

The proxy thus designated will vote remotely under the conditions set out in III. below.

In accordance with Article R. 22-10-28 of the French Code de commerce, the right to participate in the Shareholders’ Meeting is justified by registering the securities in the name of the shareholder or the intermediary registered on their behalf (in application of the seventh paragraph of Article L.228-1 of the French Code de commerce), on the second day preceding the Shareholders’ Meeting at midnight, Paris time, either in the registered securities accounts kept by the Company (or its agent), or in the bearer (au porteur) securities accounts kept by the authorized intermediary.

The registration of the securities in the bearer (au porteur) securities accounts kept by the financial intermediaries is evidenced by a participation certificate issued by the latter (if necessary by electronic means) under the conditions provided for in Article R. 22-10-28 of the French Code de commerce (with reference to Article R. 225-61 of the same Code), in the appendix:

•       the remote voting form;

•       the voting proxy.

III.	Vote by post or proxy

A.	Postal voting

Shareholders wishing to vote by post or be represented by giving a proxy to the Chairman of the Shareholders’ Meeting or to a proxy may:

•	For registered shareholders: return the postal or proxy voting form, which will be sent to them with the invitation, to the following address: BNP Paribas Securities Services - CTO Service Assemblées - Grands Moulins de Pantin - 9, rue du Débarcadère - 93761 Pantin Cedex.

•	For bearer (au porteur) shareholders: request this postal or proxy voting form from the intermediary who manages their securities as of the date of the Shareholders’ Meeting. Once filled by the shareholder, this form will be returned to the account-keeping establishment, which will include a participation certificate and send it to BNP Paribas Securities Services - CTO Service Assemblées - Grands Moulins de Pantin - 9, rue du Débarcadère - 93761 Pantin Cedex. To be taken into account, the postal voting forms must be received by the Company or the Shareholders’ Meetings Service of BNP Paribas Securities Services, at the latest on the third day preceeding the Shareholders’ Meeting, i.e. 27 June 2021.

The appointments or revocations of agents expressed on paper must be received no later than the fourth day preceding the date of the Shareholders’ Meeting, i.e. 26 June 2021.

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B.	Electronic voting

Shareholders also have the possibility of transmitting their voting instructions, of granting a power of attorney to the President of the Shareholders’ Meeting before the Shareholders’ Meeting, and of appointing or removing a proxy by Internet before the Shareholders’ Meeting on the Votaccess website, in accordance with the conditions described below:

For registered shareholders (actionnaires au nominatif):

Holders of pure or administered registered shares who wish to vote by Internet will access the Votaccess’ website via the Planetshares site, the address of which is as follows: https://planetshares.bnpparibas.com.

Holders of pure registered shares must connect to the Planetshares site with their usual access codes.

Holders of administered registered shares will have to connect to the Planetshares site using their identification number, which is found at the top right of their paper voting form. In the event that the shareholder is no longer in possession of their username and / or password, they may contact the number made available to them, it being either 01 57 43 02 30 from France or +33 1 57 43 02 30 from abroad or use the contact form on the Planetshares website : https://planetshares.bnpparibas.com.

After logging in, the registered shareholder must follow the instructions given on the screen in order to access the Votaccess’ website and vote, or appoint or dismiss a proxy.

The appointments or revocations of proxies must be received no later than the fourth day preceding the date of the Shareholders’ Meeting, i.e. 26 June 2021.

For bearer shareholders (actionnaires au porteur):

It is up to the bearer shareholder to inquire in order to know whether his account-keeping establishment is connected or not to the Votaccess’ website and, if necessary, if this access is subject to specific conditions of use.

If the shareholder's account-keeping establishment is connected to the Votaccess’ website, the shareholder must identify himself on the Internet portal of his account-keeping establishment with his usual access codes. He must then click on the icon which appears on the line corresponding to his actions and follow the indications given on the screen in order to access the Votaccess’ website and vote, grant a power of attorney to the President of the Shareholders’ Meeting or appoint or dismiss a proxy.

If the shareholder's account-keeping establishment is not connected to the Votaccess’ website, it is specified that the notification of the appointment and the revocation of a proxy may however be made electronically in accordance with the provisions of Articles R. 225-79 and R.22-10-24 of the French Code de commerce, in the following ways:

•	the shareholder must send an email to paris.bp2s.france.cts.mandats@bnpparibas.com. This email must contain the following information: name of the Company concerned, date of the Shareholders’ Meeting, last name, first name, address, bank references of the principal as well as the name, first name and if possible, the address of the agent; and

•	the shareholder must obligatorily ask their financial intermediary who manages their securities account to send a written confirmation to the Shareholders’ Meetings department of BNP Paribas Securities Services - CTO Service Assemblées - Grands Moulins de Pantin - 9, rue du Débarcadère - 93761 Pantin Cedex.

Only notifications of designation or revocation of mandates may be sent to the aforementioned email address, any other request or notification relating to another object that cannot be taken into account and/or processed.

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In order for appointments or revocations of proxies expressed by electronic means to be validly taken into account, confirmations must be received no later than the fourth day preceding the date of the meeting, i.e. 26 June 2021.

The Votaccess’ website will be open from 17 June 2021.

The possibility of voting online before the Shareholders’ Meeting will end the day before the meeting, i.e. 29 June 2021 at 3:00 p.m. Paris time.

IV.	Submission of written questions

In accordance with Article R. 225-84 of French Code de commerce, each shareholder has the possibility to send to the Board of Directors, which should answer during the meeting, the written questions of his choice.

The questions shall be sent by registered letter with acknowledgement of receipt at the following address GENFIT, Service Financier, Parc Eurasanté, 885 avenue Eugène Avinée, 59120 Loos or by email to the following address: investors@genfit.com.

This mailing shall be realised at the latest the second business day preceding the date of the Shareholders’ Meeting.

V.	Rights to shareholder information

All the documents and information set forth in Article R. 22-10-23 of the French Code de commerce and in article 3 of the Covid-19 Ordinance, can be consulted on the issuer’s website: www.genfit.fr as from the 21st day before the Shareholders’ Meeting, being 25 May 2021.

*****

The Board of Directors

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